Exhibit 99.2

PROGRESSIVE WASTE SOLUTIONS ANNOUNCES SENIOR MANAGEMENT CHANGES

Appoints Dan Pio Chief Integration Officer

Appoints William Herman EVP and Interim Chief Financial Officer

Appoints Loreto Grimaldi EVP and Chief Legal Officer

Will Support Integration Efforts for Proposed Combination with Waste Connections

TORONTO, Ontario — January 19, 2016 — Progressive Waste Solutions Ltd. (“the Company” or “Progressive Waste Solutions”) (NYSE: BIN) (TSX: BIN) today announced that, effective immediately, Dan Pio, Executive Vice President, Strategy and Business Development, has been appointed Chief Integration Officer in connection with the Company’s proposed combination with Waste Connections, Inc. (“Waste Connections”) (NYSE: WCN), also announced today. Additionally, William (Bill) Herman, Vice President and Chief Accounting Officer, has been appointed Executive Vice President and Interim Chief Financial Officer; and Loreto Grimaldi, Senior Vice President, General Counsel and Secretary, has been appointed Executive Vice President and Chief Legal Officer. Kevin Walbridge, Executive Vice President and Chief Operating Officer, and Ian Kidson, Executive Vice President and Chief Financial Officer, have stepped down to pursue other opportunities.

Mr. Herman will oversee Progressive Waste Solutions’ accounting functions and financial controls during the integration period. Mr. Grimaldi will oversee the completion of the merger transaction, including the satisfaction of all closing conditions.

“With nearly 40 years of collective experience at Progressive Waste Solutions and in the solid waste services industry, Dan, Bill and Loreto have a valuable understanding of our company and I am confident that they are the right leaders to take on these key roles during the integration period of our pending merger with Waste Connections,” said Joseph Quarin, President and Chief Executive Officer, Progressive Waste Solutions. “In particular, I want to thank Dan for playing such an important role in securing the transaction with Waste Connections and for leading our merger and integration efforts over the coming months. We are fortunate to have such a deep bench of talent within Progressive Waste Solutions, and I know Dan, Bill and Loreto will seamlessly transition into their new and expanded roles.”

Mr. Quarin added, “I want to thank Kevin and Ian for their contributions to Progressive Waste Solutions over the past three years. We wish them all the best in their future endeavors.”

It is anticipated that, as the integration period progresses, Mr. Quarin will step down from the role of President and Chief Executive Officer to pursue other opportunities.

About Dan Pio

Mr. Pio joined Progressive Waste Solutions in 2010 as Vice President and Canadian Chief Operating Officer. He was named Executive Vice President, Strategy and Business Development in October of 2013. Prior to joining Progressive Waste Solutions, he was employed as Senior Vice President with Waste Management, Inc. from 2001 to 2005. From 1996 to 2001, Mr. Pio held various positions with Waste Management and its predecessor companies including Chief Accounting Officer and Division Vice President. From 1990 to 1996,

he held the position of Manager of Financial Operations for Laidlaw Waste Systems Ltd. Mr. Pio has over 20 years of experience in the solid waste management industry and holds a bachelor’s degree in Economics from McMaster University in Hamilton, Canada.

About William Herman

Mr. Herman is Vice President and the Chief Accounting Officer at Progressive Waste Solutions. He previously held various positions at the Company including Director of Financial Reporting and Canadian Corporate Controller. He joined the Company in June 2002 as Manager of Financial Reporting and Analysis. Prior to June 2002, Mr. Herman held various positions with Deloitte & Touche LLP from September 1995 to June 2002, including Manager of Audit and Assurance. Mr. Herman is a Chartered Professional Accountant and has an M.B.A. from York University’s Schulich School of Business. He also holds a Diploma in Accounting and a Bachelor of Arts (Economics) Degree from Wilfrid Laurier University.

About Loreto Grimaldi

Mr. Grimaldi joined Progressive Waste Solutions in 2014, and has overall responsibility for the Company’s legal affairs. Prior to Progressive Waste Solutions, he was Chief Operating Officer, General Counsel and Secretary of MedAvail Technologies Inc., a North American healthcare technology business owned by Walgreen Co. and private equity. Previously, he was Vice President and Associate General Counsel for Symcor Inc., a North American technology services provider owned by 3 of Canada’s largest banks. Mr. Grimaldi began his legal career at Stikeman Elliott, one of Canada’s largest law firms. He holds a BBA and an MBA from the Schulich School of Business (York University), and an LLB from the University of Western Ontario. He is called to the Bar in Ontario and the State of New York, and is an active member of the American Bar Association and the Association of Corporate Counsel. He will be graduating from the Directors Education Program of the Institute of Corporate Directors in early 2016. Mr. Grimaldi serves on the Board of Governors of Villanova, and on the Board of Directors of Hospice Vaughan.

About Progressive Waste Solutions

As one of North America’s largest full-service waste management companies, Progressive Waste Solutions Ltd. provides non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 14 U.S. states and the District of Columbia and six Canadian provinces. Progressive Waste Solutions serves its customers with vertically integrated collection and disposal assets. Progressive Waste Solutions’ shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BIN”.

To find out more about Progressive Waste Solutions, visit its website at www.progressivewaste.com.

Caution Regarding Forward-Looking Statements

Certain statements in this communication constitute “forward-looking statements” of Progressive Waste Solutions Ltd. (“Progressive Waste Solutions”) within the meaning of the Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”).  Forward looking statements include, but are not limited to, statements concerning the proposed transactions between Progressive Waste Solutions and Waste Connections, Inc. (“Waste Connections”), including any statements regarding the expected combination of Progressive Waste Solutions with Waste Connections and the integration efforts in connection therewith, and the Chief Executive Officer stepping down, and any other statements regarding Progressive Waste Solutions’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts and constitute

“forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are not based on historical facts but instead reflect Progressive Waste Solutions management’s expectations, estimates or projections concerning future results or events.  These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goals,” “intend,” “intent,” “belief,” “may,” “plan,” “foresee,” “likely,” “potential,” “project,” “seek,” “strategy,” “synergies,” “targets,” “opportunity,” “will,” “should,” “would,” or variations of such words and other similar words.  Forward-looking statements include, but are not limited to, statements relating to future financial and operating results and Progressive Waste Solutions’ plans, objectives, prospects, expectations and intentions.  These statements represent Progressive Waste Solutions’ intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors.  All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties, contingencies and other factors that could cause actual results to differ materially from the results expressed or implied in the forward-looking statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the ability to consummate the proposed transactions; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the proposed combination of Progressive Waste Solutions and Waste Connections on the proposed terms and schedule; the ability of Progressive Waste Solutions and Waste Connections to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated, the potential impact of the announcement or consummation of the proposed transactions on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws, significant competition that Progressive Waste Solutions and Waste Connections face; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses; and the diversion of management time on the proposed transactions.  Additional information concerning these and other factors can be found in Progressive Waste Solutions’ filings with the SEC and applicable Canadian securities regulatory authorities, including (i) Progressive Waste Solutions’ most recent Annual Report on Form 40-F and Current Reports on Form 6-K, and (ii) Progressive Waste Solutions’ current and annual Management’s Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this document are qualified by these cautionary statements.  The forward-looking statements in this document are made as of the date of this document and Progressive Waste Solutions disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. Although Progressive Waste Solutions has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated or implied in such statements. Accordingly, the reader should not place undue reliance on forward-looking statements. Progressive Waste Solutions does not undertake any obligation to update or revise any forward-looking information, except as may be required by law. The forward-looking statements are presented for the purpose of assisting investors in understanding Progressive Waste Solutions’ expected plans and objectives and may not be appropriate for other purposes.

Contact Information:

Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
(905) 532-7517
chaya.cooperberg@progressivewaste.com
www.progressivewaste.com

Joele Frank, Wilkinson Brimmer Katcher

Meaghan Repko / Joseph Sala / Andrew Squire

(212) 355-4449